SCHWANBERG INTERNATIONAL INC.

#1905, 101 - 6th Avenue SW ◇ Calgary, AB T2P 3P4 Canada ◇ Tel: (403) 265-3347 ◇ Fax: (403) 265-3348 ◇ TSX Venture "SCH"

04012720

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

2004-01-08

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SUPPL

04 FEB 10 AM 7:21

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Re: Press Release

Please find enclosed the latest press release for Schwanberg International.

Should you have any questions regarding this document please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

SCHWANBERG INTERNATIONAL INCORPORATED

Wendy Irvine
Executive Assistant

dw 2/11

SCHWANBERG INTERNATIONAL INCORPORATED

News Release — January 8, 2004

For Immediate Release:

Schwanberg International Incorporated Amalgamates With Its Wholly Owned Subsidiaries and Appoints New Director

CALGARY, Alberta (January 8, 2004) – Schwanberg International Incorporated ("Schwanberg") (SCH:TSX) announced today that, effective January 1, 2004, its wholly owned subsidiaries Lanex Resources Inc., Macroplus Energy Inc. and 650256 Alberta Ltd. were amalgamated into Schwanberg. In addition, Schwanberg has reserved the name Mystique Energy, Inc. ("Mystique") for use. It is expected that Schwanberg's name will be changed to Mystique and that its common shares will begin trading on the TSX Venture Exchange under a new trading symbol by the end of January, 2004..

Schwanberg is also pleased to announce the appointment of Victor Luhowy to its Board of Directors effective January 5, 2004. Mr. Luhowy brings to Schwanberg over 32 years of experience in the oil & gas industry. Most recently, he was founder, President and Chief Executive Officer of BelAir Energy Corporation which he and his team built from a junior capital company with no production in 1997 to approximately 2000 boepd prior to merging with Purcell Energy Ltd. in September of 2003. Prior to BelAir, Mr. Luhowy was Executive Vice President and Chief Operating Officer of ELAN Energy Inc. According to Burkhard Franz, President of Schwanberg, "Mr. Luhowy's extensive experience in the industry will be instrumental in guiding the future growth of Schwanberg". He is currently also a member of the Board of Directors of BlackRock Ventures Inc.

Current members of the Board of Directors of Mystique include Jerry Budziak, Burkhard Franz, Savi Franz, Lorraine McVean and Brent Walter.

Based in Calgary, Schwanberg is involved in the exploration and exploitation of petroleum reserves in Western Canada. Schwanberg is listed on the TSX Venture Exchange and trades under the symbol "SCH". After the name change, Mystique will continue to be listed on the TSX Venture Exchange under a symbol to be determined. For additional information on Schwanberg, please contact:

Mr. Burkhard Franz
President
Tel: 403.261.3634
Fax: 403.262.4019
b.franz@schwanberg.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
s.franz@schwanberg.ca